As filed with the Securities and Exchange Commission on June 28, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT

OF 1934

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2018

Commission file number: 1-10899

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMCO REALTY CORPORATION 401(k) PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KIMCO REALTY CORPORATION

3333 NEW HYDE PARK RD, SUITE 100

NEW HYDE PARK, NY 11042

Kimco Realty Corporation 401(k) Plan

Financial Statements

December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Kimco Realty Corporation 401(k) Plan

New Hyde Park, New York

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Kimco Realty Corporation 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years ended December 31, 2018 and 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years ended December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2010.

Melville, New York

June 28, 2019

Kimco Realty Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	December 31, 2018	December 31, 2017

Assets:
Investments at fair value (see Note 3):	$94,786,663	$100,679,938

Receivables:
Notes receivable from participants	1,418,086	1,567,095
Employer	-	299
Participant	-	125
Total Receivables	1,418,086	1,567,519

Net assets available for benefits	$96,204,749	$102,247,457

The accompanying notes are an integral part of these financial statements.

Kimco Realty Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years ended December 31, 2018 and 2017

	December 31, 2018	December 31, 2017

Additions:
Investment activities:
Net (depreciation)/appreciation in fair value of investments	$(9,968,903)	$8,329,259
Interest and dividends	4,353,771	4,581,271
Investment (loss)/income	(5,615,132)	12,910,530

Contributions:
Participant	4,669,491	4,552,449
Rollovers	149,100	1,351,811
Employer	2,198,908	2,160,492
Total contributions	7,017,499	8,064,752

Other income	45,605	142,775
Interest income on notes receivable from participants	73,287	64,390

Total increase	1,521,259	21,182,447

Deductions:
Benefits paid to participants	(7,443,917)	(4,589,570)
Administrative expenses	(120,050)	(91,465)
Total deductions	(7,563,967)	(4,681,035)

Net (decrease)/increase	(6,042,708)	16,501,412

Net assets available for benefits:
Beginning of year	102,247,457	85,746,045

End of year	$96,204,749	$102,247,457

The accompanying notes are an integral part of these financial statements.

Kimco Realty Corporation 401(k) Plan

Notes To Financial Statements

1.       DESCRIPTION OF PLAN:

The following description of the Kimco Realty Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General - The Plan was established on March 31, 1984 as a defined contribution plan covering all eligible full-time, part-time and temporary employees of Kimco Realty Corporation (the “Company”) who are 21 years of age or older. Temporary employees must complete 1,000 hours of service before participating in the Plan. Employees may elect to participate in the Plan on the first day of the month coinciding with or following their hire date or eligibility requirements, respectively. The Company will provide a matching contribution for participants who have completed one year of service and are 21 years of age or older. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). For the years ended December 31, 2018 and 2017, T. Rowe Price Trust Company (“T. Rowe Price”) served as trustee of the Plan.

Contributions - Each year, participants may contribute a combination of pre-tax and after-tax annual compensation, as defined in the Plan, up to the maximum combined allowable amount determined by the Internal Revenue Service (“IRS”) each calendar year ($18,500 in 2018 and $18,000 in 2017). Those who were age 50 or older during 2018 and 2017 were able to take advantage of a higher pre-tax contribution limit of $24,500 and $24,000, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants have the option to make changes to their percentage contribution election daily. The Company matches participants’ contributions annually up to 5% of eligible base compensation subject to IRS limitations. All matching contributions by the Company are deposited into the participants’ individual account separately. In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company’s board of directors annually. No discretionary contribution payments were made for the years ended December 31, 2018 and 2017. All Company contributions are invested based upon participant account elections.

The Plan has a Roth 401(k) feature which enables participants to defer some or all of their 401(k) contributions on an after-tax rather than pre-tax basis, allowing for tax-free (federal and most states) distributions on both participant contributions and related earnings at retirement. Generally, participation in the Roth 401(k) allows for tax free distributions if the Roth account has been in place for 5 years and the participant has attained age 59 ½.

The Plan has a safe harbor status for its matching contributions. The employer will match the employee’s elective deferral contributions and catch-up contributions on a dollar-to-dollar basis up to 5% of the eligible compensation contributed to the Plan on a per pay period basis. The amount of compensation taken into consideration for purposes of this match is restricted to the annual pay limit of $275,000 and $270,000 for 2018 and 2017, respectively, as designated by the IRS.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Each participant may direct their contribution to be invested in any of the thirty-seven mutual funds, a common collective trust fund or Kimco Realty Company Stock offered by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting – Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

Forfeited accounts - Forfeited accounts may be used to reduce employer contributions or pay Plan expenses. During the years ended December 31, 2018 and 2017, $0 and $296, respectively, were used to reduce employer contributions. At December 31, 2018 and 2017, forfeited amounts totaled $0 and $0, respectively.

Notes Receivable from participants - Participants may borrow from their fund accounts an amount aggregating the lesser of (1) $50,000 reduced by the highest outstanding loan balance in the previous 12 months or (2) 50% of the participant’s vested account balance. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The Plan allows for a participant to have two loans outstanding at one time. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate based on the Wall Street Journal’s prime rate published on the prior business day plus, 1% at time of issuance. The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstances. The interest rates for loans outstanding at December 31, 2018 and 2017, ranged from 4.25% - 6.50% and 4.25% - 5.25% respectively.

Kimco Realty Corporation 401(k) Plan

Notes To Financial Statements

(Continued)

Payment of benefits - Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants under the age of 59½ years may obtain a portion of their account balance in the event of financial hardship. The basis for determining financial hardship is in accordance with Section 401(k) of the Internal Revenue Code.

Other income - The Plan has a revenue-sharing agreement with T. Rowe Price. Under the terms of the agreement, T. Rowe Price would provide the Plan with an administrative budget which it will apply administrative credits to with an amount equal to certain administrative fee payments with respect to Plan assets received or accrued for receipt that exceed the established revenue threshold. The administrative credits would be used to pay certain administrative expenses of the Plan, as directed by the Company.

In January 2018, the Plan negotiated a flat annual rate per participant for the record keeping fees, which replaced the revenue-sharing arrangement. The participant fee will be used to cover the recordkeeping services provided by T. Rowe Price.

The following table presents the change in the administrative budget account for the years ended December 31, 2018 and 2017:

	2018	2017
Balance at January 1,	$102,183	$46,481
Administrative credit	41,617	142,775
Gain/(loss)	1,438	362
Expenses paid	(60,903)	(87,435)
Balance at December 31,	$84,335	$102,183

Administrative expenses - Expenses related to Plan maintenance are paid by the participant. Investment-related expenses are included in net (depreciation)/appreciation in fair value of investments. All other expenses are substantially paid by the Company and are excluded from these financial statements.

2.      SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in assets available for benefits during the applicable reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates. Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

Investment Valuation and Income Recognition

Mutual funds and the common stock investment are stated at fair market value as determined by quoted market prices. The common collective trust’s fair value is determined using the Net Asset Value (“NAV”) provided by the administrator of the fund under the practical expedient approach.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation)/appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of common stock, mutual funds and a common collective trust fund. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the financial statements.  The plan had three investments which exceed 10% of total investments at December 31, 2018: Retirement 2025 Fund I Class - 14.4%, Retirement 2020 Fund I Class - 11.6% and Retirement 2040 Fund I Class - 11.1%.  The plan had three investments which exceed 10% of total investments at December 31, 2017: Retirement 2025 Fund – 13.4%, Retirement 2020 Fund - 11.8% and Retirement 2040 Fund - 11.4%.

Kimco Realty Corporation 401(k) Plan

Notes To Financial Statements

(Continued)

Fair Value

The Plan follows the FASB’s Fair Value Measurement guidance relating to financial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

●	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

●

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

●	Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is minimal, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The guidance introduces a new model for estimating credit losses for certain types of financial instruments, including loans receivable, held-to-maturity debt securities, and net investments in direct financing leases, amongst other financial instruments. ASU 2016-13 also modifies the impairment model for available-for-sale debt securities and expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for losses. The standard is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years, with early application of the guidance permitted. The adoption of ASU 2016-13 is not expected to have a material effect on the Plan’s financial statements.

In August 2018 the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 improves the disclosure requirements for fair value measurements. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The adoption of this standard is not expected to have a material effect on the Plan’s financial statements.

Subsequent Events

The Plan monitors significant events occurring after the financial statement date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which the Company is aware of were evaluated through the filing date of this Form 11-K.

3.      FAIR VALUE MEASUREMENTS:

The Plan’s financial instruments are measured under the fair value standard. The Plan currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

Kimco Realty Corporation 401(k) Plan

Notes To Financial Statements

(Continued)

The Plan’s valuation methodology used to measure the fair values of mutual funds and common stock were derived from quoted market prices as substantially all of these instruments have active markets and are classified within Level 1 of the valuation hierarchy.

The fair market value of the common collective trust has been established using the Net Asset Value (“NAV”) provided by the administrator of the fund under the practical expedient approach and therefore is not assigned to a level in the hierarchy table. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The common collective trust is not subject to restrictions regarding redemptions and there are no unfunded commitments to the fund. There are also no restrictions on the NAV price or its equivalent.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There have been no changes to the methodologies used at December 31, 2018 and 2017.

The are no plan liabilities required to be recorded at fair value at December 31, 2018 and 2017.

The tables below present the Plan’s investments measured at fair value on a recurring basis as of December 31, 2018 and 2017, aggregated by the level in the fair value hierarchy within which those measurements fall.

Investments Measured at Fair Value on a Recurring Basis at December 31, 2018:

	As of December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds	$82,287,272	$82,287,272	$-	$-
Kimco Realty Company Stock	4,057,854	4,057,854	-	-
Investments measured at net asset value: Common Collective Trust (a)	8,441,537	-	-	-
Total Assets	$94,786,663	$86,345,126	$-	$-

Investments Measured at Fair Value on a Recurring Basis at December 31, 2017:

	As of December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds	$88,008,651	$88,008,651	$-	$-
Kimco Realty Company Stock	4,851,234	4,851,234	-	-
Investments measured at net asset value: Common Collective Trust (a)	7,820,053	-	-	-
Total Assets	$100,679,938	$92,859,885	$-	$-

(a)

In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. The beneficial interest of each participant is represented in units, which are issued and redeemed daily at the fund’s closing NAV, which is calculated by T. Rowe Price.

4.      PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, account balances will remain 100% vested and be distributed in accordance with Plan provisions.

Kimco Realty Corporation 401(k) Plan

Notes To Financial Statements

(Continued)

5.     TAX STATUS:

The Plan has received a favorable determination letter, dated October 28, 2016, from the IRS which states that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”). The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

6.     PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS:

Transactions in shares of Kimco Realty Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2018, the Plan made purchases of $449,046 and had sales of $335,364 of Kimco Realty Corporation common stock. There were no participant transfers during the year. During the plan years ended December 31, 2018 and 2017, the unrealized loss on the Kimco Realty Corporation common stock was $617,456 and $1,831,575, respectively. In addition, there were $315,715 and $290,369 of Kimco Realty Corporation common stock dividends that were reinvested during the plan years ended December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, the Plan held 276,987 shares and 267,286 shares of Kimco Realty Corporation common stock at a value of $4,057,854 and $4,851,234, respectively. Certain members of Kimco Realty Corporation management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of Kimco Realty Corporation management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2018 and 2017.

T. Rowe Price Retirement Plan Services, Inc. serves as the record keeper to maintain the individual accounts of each Plan participant as the Plan’s trustee. Certain Plan investments are held in Kimco Realty Corporation common stock (the Plan Sponsor) or shares of mutual funds offered by T. Rowe Price (the Plan’s trustee). These investments, as well as participant loans, qualify as permitted party-in-interest transactions as defined by ERISA.

The Plan has a revenue-sharing agreement with T. Rowe Price where T. Rowe Price would apply administrative credits to certain administrative fee payments. The administrative credits would be used to pay certain administrative expenses of the Plan, as directed by the Company. See Footnote 1 for further details.

7.     EXEMPT PARTY-IN-INTEREST TRANSACTIONS:

Substantially all administrative expenses of the Plan are paid by the Company. As mentioned in note 6, certain Plan investments are held in Kimco Realty Corporation common stock (the Plan Sponsor) or shares of mutual funds offered by T. Rowe Price (the Plan’s trustee). These investments, as well as participant loans, qualify as permitted party-in-interest transactions as defined by ERISA.

8.     STABLE VALUE COMMON TRUST FUND:

The T. Rowe Price Stable Value Common Trust Fund (“the Trust”) is a common collective trust operated by T. Rowe Price Trust Company.  Each investor’s beneficial interest in the net assets of the trust is represented by units. Trust units are generally issued and redeemed only on a valuation date and at the net asset value per unit computed on that date. Trust units may be redeemed on a daily basis to meet benefit payments and other participant-initiated withdrawals permitted by retirement plans invested in the trust. The retirement plans invested in the trust are required to provide either 12 or 30 months’ advance written notice to the trustee prior to redemption of trust units; the notice period may be shortened or waived by the trustee in its sole discretion.

Limitations on the Ability of the Trust to Transact at Contract Value:

Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor.

Kimco Realty Corporation 401(k) Plan

Notes To Financial Statements

(Continued)

The following employer-initiated events may limit the ability of the Trust to transact at contract value:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.
•

Any communication given to Plan participants by the Plan Sponsor, any other Plan fiduciary or T. Rowe Price that is designed to sway or influence a participant not to invest in the Trust or to transfer assets out of the Trust.

•	Any transfer of assets from the Trust directly into a competing investment option.
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•	Withdrawals initiated by the Plan Sponsor will normally be provided at contract value as soon as practicable within twelve months following written notice of the Trustee.
•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances That Affect the Trust — The Trust invests in assets, typically fixed income securities or bond funds, and enters into “wrap” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Trust in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between NAV and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at NAV upon the occurrence of certain events. These events include:

●	Any substantive modification of the Trust or the administration of the Trust that is not consented to by the wrap issuer
●	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Trust’s cash flow
●	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Trust’s NAV may decline if the market value of its assets declines. The Trust’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Trust is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Trust’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Trust may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Kimco Realty Corporation 401(k) Plan

Supplemental Information

Schedule H, line 4i-Schedule of Assets (Held at December 31, 2018)

EIN: 13-2744380 Plan Number: 001

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral and par, or maturity value	Current value **

Carillon Tower Advisers	Carillon Eagle MD CP GR FD R6 (16,076 units)	$859,085
Cohen and Steers	Cohen & Steers INSTL Realty (9,551 units)	374,888
Dreyfus	Dreyfus/Standish GLBL FX Inc. Y (35,911 units)	732,590
Hartford Mutual Funds	Hartford Equity Income-R6 (74,939 units)	1,282,201
Hartford Mutual Funds	Hartford Intl Opportunities R6 (96,480 units)	1,338,181
Hotchkins and Wiley	Hotchkis & Wiley Val Opp-I (47,383 units)	1,119,656
John Hancock	JHancock Strategic Income R6 (54,303 units)	539,773
JPMorgan	JP Morgan Govt Bond R6 (13,462 units)	138,663
*Kimco Realty Corporation	Kimco Realty Corp Stock (276,987 units)	4,057,854
Lord Abbett	Lord Abbett Income-R6 (348,382 units)	933,665
MFS	MFS Growth R6 (26,348 units)	2,484,889
*T. Rowe Price	New Horizons – I CL (53,908 units)	2,601,611
OppenheimerFunds	Oppenheimer Develop Mkts-I (10,587 units)	397,842
OppenheimerFunds	Oppenheimer Intl Small Mid Co-I (21,427 units)	860,956
PIMCO	Pimco Real Return (46,673 units)	492,866
*T. Rowe Price	Retirement 2005 I Class (1,419 units)	15,171
*T. Rowe Price	Retirement 2010 I Class (10,450 units)	113,483
*T. Rowe Price	Retirement 2015 I Class (233,755 units)	2,559,617
*T. Rowe Price	Retirement 2020 I Class (973,953 units)	10,976,453
*T. Rowe Price	Retirement 2025 I Class (1,195,042 units)	13,683,226
*T. Rowe Price	Retirement 2030 I Class (717,179 units)	8,290,589
*T. Rowe Price	Retirement 2035 I Class (681,917 units)	7,964,791
*T. Rowe Price	Retirement 2040 I Class (894,149 units)	10,497,312
*T. Rowe Price	Retirement 2045 I Class (457,471 units)	5,398,158
*T. Rowe Price	Retirement 2050 I Class (141,997 units)	1,672,721
*T. Rowe Price	Retirement 2055 I Class (110,885 units)	1,312,875
*T. Rowe Price	Retirement 2060 I Class (38,790 units)	456,949
*T. Rowe Price	TRP Dividend GR I (35,500 units)	1,471,847
*T. Rowe Price	TRP Stable Value Fund - N (8,619,816 units)	8,441,537
*T. Rowe Price	US Treasury Money Fund (84,336 units)	84,336
Undiscovered Managers	Undisc Mgrs Behavioral Val R6 (9,322 units)	498,994
Vanguard	Vanguard 500 Index Admiral (10,438 units)	2,415,774
Vanguard	Vanguard Mid-Cap Ind-Admiral (384 units)	65,626
Vanguard	Vanguard Small Cap Index, Adm (3,472 units)	219,514
Vanguard	Vanguard Total Bond Index Adm (4,678units)	48,888
Vanguard	Vanguard Ttl Intl Stk Ind Adm (9,751 units)	247,393
Wells Fargo Advantage	Wells Fargo Spe Md Cp Val R6 (4,210 units)	136,689
Total investments per Financial Statements		94,786,663
*Plan Participants	Notes receivable from participants (at rates ranging from 4.25%-6.50% and terms of maturity ranging from one to 10 years at time of issuance)	1,418,086
Total investments per Form 5500		$96,204,749

*Denotes a party-in-interest as defined by ERISA

**Cost is not required to be disclosed for participant directed investments

Kimco Realty Corporation 401(k) Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 28th day of June 2019.

Kimco Realty Corporation 401(k) Plan, as administrator

By: /s/ Glenn G. Cohen

Glenn G. Cohen

Its: Chief Financial Officer